Exhibit 99.1

Crescent Point Announces Q3 2019 Results

CALGARY, Oct. 31, 2019 /CNW/ - Crescent Point Energy Corp. ("Crescent Point" or the "Company") (TSX and NYSE: CPG) is pleased to announce its operating and financial results for the quarter ended September 30, 2019.

KEY HIGHLIGHTS

  Executed approximately $950 million of dispositions year-to-date 2019 and continue to work toward finalizing the monetization of certain gas infrastructure assets in Saskatchewan.
  Estimated net debt reduction of over $1.2 billion in 2019, driven by excess cash flow and asset dispositions.
  Repurchased approximately 13.8 million shares year-to-date for total consideration of approximately $71 million.
  Continued to enhance cost structure by reducing operating expenses by approximately seven percent, excluding any benefit expected to be realized from recently announced asset dispositions.
  Extended maturity date of covenant-based credit facilities to October 2023 with combined facilities totaling $3.0 billion and unutilized credit capacity expected to amount to approximately $2.0 billion at year-end 2019, excluding any further dispositions.
  Appointed Barbara Munroe as Chair following Bob Heinemann's retirement from the Board.

"Our third quarter results continue to demonstrate our focus on balance sheet strength, cost efficiencies and capital discipline," said Craig Bryksa, President and CEO of Crescent Point. "We also remain committed to returning capital to shareholders through accretive share repurchases while maintaining a strong financial position. In addition, we continue to seek opportunities to further enhance our sustainability, including through cost reductions, decline mitigation and portfolio rationalization opportunities."

FINANCIAL HIGHLIGHTS

  Adjusted funds flow totaled $389.2 million or $0.71 per share diluted during the third quarter, based on a strong operating netback of $30.93 per boe.
  For the quarter ended September 30, 2019, Crescent Point's capital expenditures on drilling and development, facilities and seismic totaled $362.3 million, including $337.1 million spent on drilling and development to drill 133 (126.6 net) wells.
  Crescent Point's net debt at the end of third quarter totaled approximately $3.4 billion, not accounting for the previously announced disposition of its Uinta Basin asset that closed subsequent to the quarter. Based on guidance at current strip prices and proceeds from this disposition, the Company forecasts its net debt to be approximately $2.8 billion at year-end 2019.
  Subsequent to the quarter, Crescent Point elected to reduce its covenant-based credit facilities from $3.6 billion to $3.0 billion and extend the maturity dates of these facilities from June 2021 to October 2023. The Company's covenants under its bank credit facilities and senior guaranteed notes both remain unchanged. Crescent Point retains significant liquidity with no material near-term debt maturities. The Company's unutilized credit capacity is expected to total approximately $2.0 billion at year-end 2019 based on guidance at current strip prices and continued execution of its share repurchase program, excluding any additional potential dispositions.
  As at October 25, 2019, Crescent Point had, on average, approximately 49 percent of its oil and liquids production, net of royalties, hedged for fourth quarter 2019 at a weighted average market value price of approximately CDN$79.00/bbl. The Company also had, on average, over 35 percent of its oil and liquids production hedged for 2020 at approximately CDN$77.00/bbl.
  Crescent Point repurchased approximately 2.4 million shares during third quarter for total consideration of $14.3 million. Since initiating its share repurchase program in first quarter 2019 up to and including October 30, 2019, the Company has repurchased, for cancellation, approximately 13.8 million shares for total consideration of approximately $71 million. Crescent Point's 2019 budget continues to assume a total of approximately $125 million of share repurchases, subject to the outlook for commodity prices.
  Subsequent to the quarter, the Company declared a quarterly cash dividend of $0.01 per share payable to shareholders on January 2, 2020.
  Crescent Point reported an after-tax net loss of $301.7 million for third quarter 2019. This loss was primarily driven by after-tax charges totaling approximately $322.3 million related to the Company's recently announced asset dispositions. Third quarter results also include approximately $7.0 million of severance costs, which related primarily to Crescent Point's recent Uinta Basin asset disposition.

OPERATIONAL HIGHLIGHTS

  Crescent Point's average production for third quarter was 155,708 boe/d, comprised of approximately 90 percent oil and liquids, net of previously announced dispositions that closed during the quarter. Fourth quarter production will reflect the disposition of the Company's Uinta Basin asset. The impact of this sale is expected to be partially offset by growth in the Company's North Dakota resource play following the completion of several multi-well pads.
  By continuing its focus on realizing operating efficiencies, Crescent Point achieved further cost savings during third quarter. As a result of internal workflow optimization and field automation over the past year, the Company's operating expenses in 2019 are approximately seven percent below its original budget, compared to approximately five percent previously. This improvement excludes any benefit expected to be realized from its recently announced asset dispositions. The Company will continue to seek opportunities to optimize its cost structure, including by further focusing its asset base and increasing field automation.
  Crescent Point has converted approximately 150 producing wells to water injection wells year-to-date and remains on track to convert a total of approximately 175 to 200 wells in 2019 as part of its decline mitigation program.

BOARD SUCCESSION

Bob Heinemann has retired from the Company's Board of Directors (the "Board"), due to personal reasons. Barbara Munroe, a current independent director since 2016, has been appointed by the Board as its next Chair, effective October 31, 2019.

"On behalf of Crescent Point and its Board, I express our appreciation to Bob for his guidance, commitment and leadership during his tenure on the Board and most recently as our Chair," said Ms. Munroe. "I am excited to be moving into this new role and look forward to continued execution of the Company's strategy to drive shareholder value."

"It has been an honour and a privilege to serve as a director on Crescent Point's Board over the past six years and most recently as its Chair," said Mr. Heinemann. "The team has made tremendous improvements to the business over the past year and I am confident in the Company's strategy, leadership team and its people. Barbara's appointment as Chair, effective immediately, will provide for a seamless transition."

Crescent Point's Board will now be comprised of nine members, including eight independent directors. The Company plans to continue to enhance the diversity, skills and experiences of its Board over time through its well-established renewal process.

OUTLOOK

The Company's third quarter and year-to-date results continue to highlight management's focus on its key value drivers, including balance sheet strength, disciplined capital allocation and an improved cost structure. This has resulted in significant excess cash flow generation, increased efficiencies and expected net debt reduction of over $1.2 billion by year-end 2019, based on guidance at current strip prices.

Crescent Point's recent asset dispositions further enhance the Company's cash flow netback, moderate its decline rate, reduce future decommissioning liabilities and lower the capital required to sustain its annual production as a percentage of cash flow. Crescent Point continues to work toward finalizing an agreement to monetize certain gas infrastructure assets in Saskatchewan during fourth quarter 2019, which is expected to further strengthen its financial position. The Company will also continue to seek and evaluate the potential for additional asset disposition opportunities, where appropriate, to further optimize its asset portfolio.

Crescent Point's updated annual guidance range reflects continued operational execution and capital discipline with annual average production of 161,000 to 163,000 boe/d and capital expenditures of $1.225 to $1.275 billion. This is a narrowing of the guidance range, which was previously targeting production of 160,000 to 164,000 boe/d and capital expenditures of $1.2 to $1.3 billion.

Crescent Point expects to announce its 2020 guidance and capital expenditures budget early in the new year. The Company's plans will continue to prioritize returns, balance sheet strength and free cash flow generation. Management will remain disciplined in allocating excess cash flow, including the continued return of capital to shareholders through an accretive share repurchase program.

CONFERENCE CALL DETAILS

Crescent Point's management will host a conference call on Thursday, October 31, 2019 at 10:00 a.m. MT (12:00 p.m. ET) to discuss the Company's results and outlook. A slide deck will accompany the conference call and can be found on Crescent Point's home page.

Participants can listen to this event online via webcast. Alternatively, the conference call can be accessed by dialing 1-888-390-0605. The webcast will be archived for replay and can be accessed on Crescent Point's website approximately one hour following completion of the call.

Shareholders and investors can also find the Company's most recent investor presentation on Crescent Point's website.

2019 GUIDANCE

The Company's guidance for 2019 is as follows:

	Prior	Revised
Total annual average production (boe/d)	160,000 - 164,000	161,000 - 163,000
% Oil and NGLs	91%	91%
Capital expenditures ($ millions) (1)	$1,200 to $1,300	$1,225 to $1,275
Drilling and development (%)	90%	91%
Facilities and seismic (%)	10%	9%

(1) Capital expenditures excludes any potential net property and land acquisitions and approximately $35 million of capitalized G&A.

The Company's unaudited financial statements and management's discussion and analysis for the quarter ended September 30, 2019, will be available on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on Crescent Point's website at www.crescentpointenergy.com.

All financial figures are approximate and in Canadian dollars unless otherwise noted. This press release contains forward-looking information and references to non-GAAP financial measures. Significant related assumptions and risk factors, and reconciliations are described under the Non-GAAP Financial Measures and Forward-Looking Statements sections of this press release, respectively.

FINANCIAL AND OPERATING HIGHLIGHTS

	Three months ended September 30		Nine months ended September 30
(Cdn$ millions except per share and per boe amounts)	2019	2018	2019	2018
Financial
Cash flow from operating activities	402.2	474.1	1,346.4	1,388.9
Adjusted funds flow from operations (1)	389.2	474.7	1,407.0	1,403.9
Per share (1) (2)	0.71	0.86	2.56	2.55
Net income (loss)	(301.7)	30.5	(101.2)	(226.4)
Per share (2)	(0.55)	0.06	(0.18)	(0.41)
Adjusted net earnings from operations (1)	32.6	84.8	336.9	250.9
Per share (1) (2)	0.06	0.15	0.61	0.46
Dividends declared	5.5	49.8	16.6	149.1
Per share (2)	0.01	0.09	0.03	0.27
Net debt (1)	3,360.0	4,006.9	3,360.0	4,006.9
Net debt to adjusted funds flow from operations (1) (3)	1.9	2.1	1.9	2.1
Weighted average shares outstanding
Basic	547.5	549.8	548.5	548.8
Diluted	548.0	551.1	548.6	550.2
Operating
Average daily production
Crude oil (bbls/d)	119,011	134,146	131,215	140,304
NGLs (bbls/d)	20,627	22,257	20,523	19,668
Natural gas (mcf/d)	96,422	107,231	97,403	109,098
Total (boe/d)	155,708	174,275	167,972	178,155
Average selling prices (4)
Crude oil ($/bbl)	66.22	80.11	67.68	74.50
NGLs ($/bbl)	14.09	33.35	20.27	33.98
Natural gas ($/mcf)	1.96	2.00	2.59	2.01
Total ($/boe)	53.69	67.15	56.85	63.66
Netback ($/boe)
Oil and gas sales	53.69	67.15	56.85	63.66
Royalties	(8.29)	(10.68)	(8.26)	(9.62)
Operating expenses	(12.38)	(13.56)	(12.59)	(13.22)
Transportation expenses	(2.09)	(1.77)	(2.08)	(2.01)
Operating netback (1)	30.93	41.14	33.92	38.81
Realized gain (loss) on derivatives	1.33	(7.14)	0.45	(4.89)
Other (5)	(5.09)	(4.39)	(3.69)	(5.05)
Adjusted funds flow from operations netback (1)	27.17	29.61	30.68	28.87
Capital Expenditures
Capital dispositions, net (6)	(199.2)	(21.4)	(260.3)	(298.0)
Development capital expenditures
Drilling and development	337.1	366.4	843.2	1,257.8
Facilities and seismic	25.2	44.7	65.5	176.5
Land	2.2	4.9	10.3	28.3
Total	364.5	416.0	919.0	1,462.6

(1) Adjusted funds flow from operations, adjusted funds flow from operations per share, adjusted net earnings from operations, adjusted net earnings from operations per share, net debt, net debt to adjusted funds flow from operations, operating netback and adjusted funds flow from operations netback as presented do not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities.
(2) The per share amounts (with the exception of dividends per share) are the per share – diluted amounts.
(3) Net debt to adjusted funds flow from operations is calculated as the period end net debt divided by the sum of adjusted funds flow from operations for the trailing four quarters.
(4) The average selling prices reported are before realized derivatives and transportation.
(5) Other includes net purchased products, general and administrative expenses, interest on long-term debt, foreign exchange, cash-settled share-based compensation and certain cash items and excludes transaction costs, foreign exchange on US dollar long-term debt and certain non-cash items.
(6) Capital dispositions, net represent total consideration for the transactions, including long-term debt and working capital assumed, and exclude transaction costs.

Non-GAAP Financial Measures

Throughout this press release, the Company uses the terms "adjusted funds flow", "adjusted funds flow from operations", "adjusted funds flow from operations per share - diluted", "adjusted net earnings from operations", "adjusted net earnings from operations per share - diluted", "free cash flow", "excess cash flow", "net debt", "net debt to adjusted funds flow from operations",  "netback" and "operating netback". These terms do not have any standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other issuers.

Adjusted funds flow is equivalent to adjusted funds flow from operations. Adjusted funds flow from operations is calculated based on cash flow from operating activities before changes in non-cash working capital, transaction costs and decommissioning expenditures. Adjusted funds flow from operations per share - diluted is calculated as adjusted funds flow from operations divided by the number of weighted average diluted shares outstanding. Transaction costs are excluded as they vary based on the Company's acquisition and disposition activity and to ensure that this metric is more comparable between periods. Decommissioning expenditures are discretionary and are excluded as they may vary based on the stage of Company's assets and operating areas. Management utilizes adjusted funds flow from operations as a key measure to assess the ability of the Company to finance dividends, operating activities, capital expenditures and debt repayments. Adjusted funds flow from operations as presented is not intended to represent cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with IFRS.

The following table reconciles cash flow from operating activities to adjusted funds flow from operations:

	Three months ended September 30		Nine months ended September 30
($ millions)	2019	2018 (1)	2019	2018 (1)
Cash flow from operating activities	402.2	474.1	1,346.4	1,388.9
Changes in non-cash working capital	(21.8)	(6.2)	40.9	(9.3)
Transaction costs	3.1	1.4	4.2	4.3
Decommissioning expenditures	5.7	5.4	15.5	20.0
Adjusted funds flow from operations	389.2	474.7	1,407.0	1,403.9

(1) On initial adoption of IFRS 16, the Company elected to use the modified retrospective approach; therefore, comparative information has not been restated. Refer to the Changes in Accounting Policies section in the Company's MD&A for the period ended September 30, 2019.

Adjusted net earnings from operations is calculated based on net income before amortization of exploration and evaluation ("E&E") undeveloped land, impairment or impairment recoveries, unrealized derivative gains or losses, unrealized foreign exchange gain or loss on translation of hedged US dollar long-term debt, unrealized gains or losses on long-term investments, gains or losses on the sale of long-term investments and gains or losses on capital acquisitions and dispositions. Adjusted net earnings from operations per share - diluted is calculated as adjusted net earnings from operations divided by the number of weighted average diluted shares outstanding. Management utilizes adjusted net earnings from operations to present a measure of financial performance that is more comparable between periods. Adjusted net earnings from operations as presented is not intended to represent net earnings or other measures of financial performance calculated in accordance with IFRS.

The following table reconciles net income to adjusted net earnings from operations:

	Three months ended September 30		Nine months ended September 30
($ millions)	2019	2018 (1)	2019	2018(1)
Net income (loss)	(301.7)	30.5	(101.2)	(226.4)
Amortization of E&E undeveloped land	33.6	39.9	107.8	118.2
Impairment	241.4	15.2	249.9	15.2
Unrealized derivative (gains) losses	(128.3)	29.2	115.7	298.5
Unrealized foreign exchange (gain) loss on translation of
hedged US dollar long-term debt	40.5	(62.9)	(155.2)	69.8
Unrealized loss on long-term investments	0.1	6.1	1.5	12.4
(Gain) loss on sale of long-term investments	—	2.8	—	(1.7)
Loss on capital dispositions	193.2	30.2	199.3	100.8
Deferred tax relating to adjustments	(46.2)	(6.2)	(80.9)	(135.9)
Adjusted net earnings from operations	32.6	84.8	336.9	250.9

(1) On initial adoption of IFRS 16, the Company elected to use the modified retrospective approach; therefore, comparative information has not been restated. Refer to the Changes in Accounting Policies section in the Company's MD&A for the period ended September 30, 2019.

Free cash flow is calculated as adjusted funds flow from operations less capital expenditures, payments on lease liability, asset retirement obligations and other cash items (excluding net acquisitions and dispositions). Excess cash flow is calculated as free cash flow less dividends. Management utilizes free cash flow and excess cash flow as key measures to assess the ability of the Company to finance dividends, potential share repurchases, debt repayments and returns-based growth.

Net debt is calculated as long-term debt plus accounts payable and accrued liabilities and other current and long-term liabilities, excluding current decommissioning and lease liabilities, less cash, accounts receivable, prepaids and deposits and long-term investments, excluding the unrealized foreign exchange on translation of US dollar long-term debt. Management utilizes net debt as a key measure to assess the liquidity of the Company.

The following table reconciles long-term debt to net debt:

($ millions)	September 30, 2019	September 30, 2018
Long-term debt (1)	3,578.2	4,156.2
Accounts payable and accrued liabilities	525.8	653.2
Dividends payable	—	16.8
Other current and long-term liabilities (2)	50.9	18.1
Cash	(122.9)	(65.5)
Accounts receivable	(336.7)	(455.7)
Prepaids and deposits	(9.8)	(7.0)
Long-term investments	(7.1)	(20.0)
Excludes:
Unrealized foreign exchange on translation of hedged US dollar long-term debt	(318.4)	(289.2)
Net debt	3,360.0	4,006.9

(1) Includes current portion of long-term debt.
(2) Excludes current decommissioning and lease liabilities.

Net debt to adjusted funds flow from operations is calculated as the period end net debt divided by the sum of adjusted funds flow from operations for the trailing four quarters. The ratio of net debt to adjusted funds flow from operations is used by management to measure the Company's overall debt position and to measure the strength of the Company's balance sheet. Crescent Point monitors this ratio and uses this as a key measure in making decisions regarding financing, capital spending and dividend levels.

Operating netback is calculated on a per boe basis as oil and gas sales, less royalties, operating and transportation expenses. Adjusted funds flow netback is equivalent to adjusted funds flow from operations netback. Adjusted funds flow from operations netback is calculated on a per boe basis as operating netback less net purchased products, realized derivative gains and losses, general and administrative expenses, interest on long-term debt, foreign exchange, cash-settled share-based compensation and certain cash items, excluding transaction costs, foreign exchange on US dollar long-term debt and certain non-cash items. Cash flow netback is equivalent to adjusted funds flow from operations netback. Operating netback and adjusted funds flow from operations netback are common metrics used in the oil and gas industry and are used by management to measure operating results on a per boe basis to better analyze performance against prior periods on a comparable basis. Netback calculations are shown in the Financial and Operating Highlights section in this press release.

Management believes the presentation of the Non-GAAP measures above provide useful information to investors and shareholders as the measures provide increased transparency and the ability to better analyze performance against prior periods on a comparable basis.

Forward-Looking Statements

Any "financial outlook" or "future oriented financial information" in this press release, as defined by applicable securities legislation has been approved by management of Crescent Point. Such financial outlook or future oriented financial information is provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.

Certain statements contained in this press release constitute "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934 and "forward-looking information" for the purposes of Canadian securities regulation (collectively, "forward-looking statements"). The Company has tried to identify such forward-looking statements by use of such words as "could", "should", "can", "anticipate", "expect", "believe", "will", "may", "intend", "projected", "sustain", "continues", "strategy", "potential", "projects", "grow", "take advantage", "estimate", "well-positioned" and other similar expressions, but these words are not the exclusive means of identifying such statements.

In particular, this press release contains forward-looking statements pertaining, among other things, to the following: finalizing the monetization of certain gas infrastructure assets in Saskatchewan, and timing thereof; estimated net debt reduction of over $1.2 billion in 2019; remaining committed to returning capital to shareholders through accretive share repurchases while maintaining a strong financial position; seeking opportunities to further enhance sustainability through measures such as cost reductions, decline mitigation and portfolio rationalization opportunities; a forecast of net debt to be approximately $2.8 billion at year-end 2019 (based on current strip prices and guidance); unutilized credit capacity is expected to total approximately $2.0 billion at year-end 2019 based on guidance at current strip prices and continued execution of share repurchase program, excluding any potential dispositions; growth in North Dakota resource play; total expected 2019 share repurchases; the Company continuing to seek opportunities to further optimize its cost structure, including a more focused asset base and increased automation within its field operations; waterflood conversion targets in 2019; the Company's Board renewal process; key value drivers, including balance sheet strength, disciplined capital allocation and an improved cost structure; benefits of the Company's recent asset dispositions; benefits of infrastructure monetization; seeking additional asset disposition opportunities and their expected benefits; annual guidance of 161,000 to 163,000 boe/d total annual average production and capital expenditures of $1.225 to $1.275 billion, including the distribution of capital expenditures amongst drilling and development and facilities and seismic; expects to announce the Company's 2020 guidance and capital expenditures budget; the Company's plans to continue to prioritize returns, balance sheet strength and free cash flow generation; and management remaining disciplined in allocating excess cash flow, including the continued return of capital to shareholders through an accretive share repurchase program.

All forward-looking statements are based on Crescent Point's beliefs and assumptions based on information available at the time the assumption was made. Crescent Point believes that the expectations reflected in these forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this report should not be unduly relied upon. By their nature, such forward-looking statements are subject to a number of risks, uncertainties and assumptions, which could cause actual results or other expectations to differ materially from those anticipated, expressed or implied by such statements, including those material risks discussed in the Company's Annual Information Form for the year ended December 31, 2018 under "Risk Factors", our Management's Discussion and Analysis for the year ended December 31, 2018, under the headings "Risk Factors" and "Forward-Looking Information" and for the quarter ended September 30, 2019 under "Derivatives", "Liquidity and Capital Resources", "Changes in Accounting Policy" and "Outlook". The material assumptions are disclosed in the Management's Discussion and Analysis for the year ended December 31, 2018, under the headings "Capital Expenditures", "Liquidity and Capital Resources", "Critical Accounting Estimates", "Risk Factors", "Changes in Accounting Policies" and "Outlook" and are disclosed in the Management's Discussion and Analysis for the quarter ended September 30, 2019 under the headings "Derivatives", "Liquidity and Capital Resources", "Changes in Accounting Policy" and "Outlook". In addition, risk factors include: financial risk of marketing reserves at an acceptable price given market conditions; volatility in market prices for oil and natural gas; delays in business operations, pipeline restrictions, blowouts; the risk of carrying out operations with minimal environmental impact; industry conditions, including changes in laws and regulations and the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; risks and uncertainties related to all oil and gas interests and operations on tribal lands; uncertainties associated with estimating oil and natural gas reserves; economic risk of finding and producing reserves at a reasonable cost; uncertainties associated with partner plans and approvals; operational matters related to non-operated properties; increased competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; incorrect assessments of the value of acquisitions and exploration and development programs; unexpected geological, technical, drilling, construction and processing problems; availability of insurance; fluctuations in foreign exchange and interest rates; stock market volatility; failure to realize the anticipated benefits of acquisitions and dispositions; general economic, market and business conditions; uncertainties associated with regulatory approvals; uncertainty of government policy changes; uncertainties associated with credit facilities and counterparty credit risk; and changes in income tax laws, tax laws, crown royalty rates and incentive programs relating to the oil and gas industry; and other factors, many of which are outside the control of Crescent Point. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Crescent Point's future course of action depends on management's assessment of all information available at the relevant time.

Additional information on these and other factors that could affect Crescent Point's operations or financial results are included in Crescent Point's reports on file with Canadian and U.S. securities regulatory authorities. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed herein or otherwise. Crescent Point undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law. All subsequent forward-looking statements, whether written or oral, attributable to Crescent Point or persons acting on the Company's behalf are expressly qualified in their entirety by these cautionary statements.

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Brad Borggard,
Senior Vice President, Corporate Planning and Capital Markets, or

Shant Madian,
Vice President, Investor Relations and Corporate Communications

Telephone: (403) 693-0020
Toll-free (US and Canada): 888-693-0020
Fax: (403) 693-0070

Address: Crescent Point Energy Corp.
Suite 2000, 585 - 8th Avenue S.W.
Calgary AB  T2P 1G1
www.crescentpointenergy.com
Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol CPG.

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SOURCE Crescent Point Energy Corp.

View original content: http://www.newswire.ca/en/releases/archive/October2019/31/c9340.html

%CIK: 0001545851

CO: Crescent Point Energy Corp.

CNW 06:30e 31-OCT-19